

April 14, 2014

Via E-mail
Jason B. Shandell
President
Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, California 91730

>   **Re: Amphastar Pharmaceuticals, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted April 3, 2014**
>   **CIK No. 0001297184**

Dear Mr. Shandell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 55

1. We note that one of the intended uses for the net proceeds from this offering is for product development. Please expand your disclosure to separately identify the products that you plan to develop, the amount of net proceeds that will be used for each product and the approximate stage of development you expect to achieve for each product using the net proceeds from this offering. Also, please explain whether you still intend to use approximately $15 million to satisfy contractual commitments for an investment in land development related to a facility expansion in China as previously indicated in your last submission or whether such expense for land development has already been paid. Lastly, we note that you plan to purchase Merck's API assets this quarter. Please indicate whether any of the net proceeds from this offering will be used on the asset purchase.

Business
Overview, page 93

2. Please refer to your response to comment 1. You state on page 94 that you expect that the acquisition is expected to be structured as an asset purchase, and the aggregate purchase price will be approximately 29.2 million Euros. Please tell us why the acquisition does not qualify as the acquisition of a business pursuant to ASC 805-10-25-1 and 805-10-55-4 through 805-10-55-9. Also, please tell us why disclosure of this agreement has been removed from the financial statements.

Description of Business
Recent Events, page F-7

3. You filed an NDA for Primatene Mist HFA in 2013, which is a revision to your original formula which the FDA required to be phased out by December 31, 2011. You state that an advisory committee met in February 2014 and voted that safety had not been established for the intended use. The committee also voted that the product did not have a favorable risk-benefit profile for the intended use. You state that although the FDA is not required to follow the recommendations of its advisory committees, it usually does. Please tell us why you believe, based on the recent events, an impairment for your $29.2 million trademark for Primatene Mist has not occurred.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Via E-mail
David B. Allen, Esq.
K&L Gates LLP